Exhibit 99.87

Amaya Gaming Group announces its 2014 second quarter financial results

MONTREAL, Aug. 14, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, today announced its financial results for the three and six month periods ended June 30, 2014. All amounts are stated in Canadian dollars unless otherwise noted.

FINANCIAL HIGHLIGHTS

	Q2 2014	Q2 2013	H1 2014	H1 2013
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30	$	$	$	$
Revenues	42,451,984	37,254,390	83,654,207	75,307,637
Net Income (loss)	(2,894,980)	(11,441,570)	36,748,631	(18,882,411)
Basic earnings per share	$(0.03)	$(0.13)	$0.39	$(0.22)
Diluted earnings per share	$(0.03)	$(0.13)	$0.37	$(0.22)
Adjusted EBITDA[1]	14,337,641	14,228,019	29,766,921	27,724,528

Adjusted EBITDA[1] margin (as % of revenue)	34%	38%	36%	37%

Adjusted net earnings [2]	12,480,045	3,727,377	16,367,084	9,775,192
Basic adjusted net earnings[2] per share	$0.13	$0.04	$0.17	$0.11
Diluted adjusted net earnings[2] per share	$0.13	$0.04	$0.17	$0.11

[1]	Adjusted EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. Adjusted EBITDA is a non-IFRS measure. Reconciliation to Net Income is included in this release.
[2]	Adjusted Net Earnings (loss) as defined by the Corporation means Net earnings (loss) before interest accretion, amortization of Intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings (loss) is a non-IFRS measure. Reconciliation to Net Income is included in this release.

SECOND QUARTER AND SUBSEQUENT HIGHLIGHTS

•	On June 12, 2014, Amaya announced its acquisition of Oldford Group Limited, parent company of the Rational Group, one of the world’s largest online gaming companies and owner and operator of the PokerStars and Full Tilt brands. The Corporation closed this transaction subsequent to the end of the quarter on August 1, 2014, approximately two months ahead of the anticipated timeline. In addition to operating two of the largest online poker sites where it has dealt more than 100 billion poker hands and held over 800 million online tournaments, the group is the largest producer of live poker events around the world. Oldford Group recorded consolidated revenues of approximately USD$1.133 billion (2012 - USD$976 million) and net income of USD$422 million (2012 - USD$314 million) in the fiscal year ended December 31, 2013. Oldford Group recorded consolidated revenues of approximately USD$487 million (2013 - USD$464 million) and net income of USD$193 million (2012 - USD$167 million) in the five months ended May 31, 2014.

•	On May 2, 2014, Amaya announced that its subsidiary Cadillac Jack had received approval from New Jersey’s Division of Gaming Enforcement to utilize its Genesis DV1 slot machine platform and associated hardware and software, including top performing game titles Fire Wolf, Siberian Siren, and Legend of White Buffalo, in the state. Cadillac Jack has subsequently obtained multiple transactional waivers to begin supplying machines to Atlantic City casinos and completed its first installations in the state during the quarter.

•	In addition to New Jersey, Cadillac Jack obtained approvals to market its gaming machines in both Wisconsin and Louisiana with shipments anticipated to begin in the second half of 2014.

•	On April 16, 2014, Amaya announced that Cadillac Jack had entered into multiple agreements to ship approximately 1,100 gaming machines to existing and new customers in the United States. The shipments were primarily comprised of outright sales of gaming machines, but also included the upgrading of some existing revenue share generating gaming machines. The majority of units shipped were Class II machines, but also included some sales of Class III machines including into Oklahoma and California. All machines were manufactured and shipped by the last week of June.

•	During and subsequent to the quarter, Amaya completed the integration of its Casino Gaming System for websites of several major online casino operators including bwin.party’s websites in Europe, Cherry AB’s websites, Ultimate Gaming in New Jersey, and Rational Group’s Full Tilt Poker. Amaya also launched new online and mobile casino games for its customers and completed the integration of new games from multiple third-party suppliers onto Amaya’s Casino Gaming System including IGT, Bally Technologies and SHFL, and Leander.

“The second quarter was a transformative period for Amaya as we announced and completed well ahead of schedule our acquisition of PokerStars and Full Tilt Poker, which collectively hold a healthy majority of the market share in online poker,” said David Baazov, CEO of Amaya. “Led by its highly experienced management team, Rational Group provides Amaya with a strong platform for growth in revenues and profitability and will be significantly accretive to our earnings.

“The company has a loyal and recurring customer base which has been driven by its dedication to player protection and game integrity as well as innovative tournaments, game formats and software technology. We are strongly committed to Rational maintaining this focus in order for the game experience to remain as enjoyable and exciting as ever for online poker players,” Mr. Baazov added.

“The worldwide recognition of the PokerStars and Full Tilt brands, bolstered by being the largest producer of live poker tours and events across the globe and producer of televised and online poker programming, also provides Rational with an enormous opportunity to take advantage of adjacency opportunities in online casino and sportsbook, in jurisdictions where they can be offered -while growing in new geographies,” Mr. Baazov continued. “Amaya is committed to supporting these growth initiatives. However, with respect to the new verticals, we are determined that they not provide any disruption to the core poker offering and that the new vertical offerings are as robust and enjoyable as Rational’s online poker. After reviewing progress in its new initiatives following our acquisition on August 1, we expect growth in 2014 in these initiatives, notably in online casino, as the company continues to develop its technology platforms up to its high standards and works with various regulators to certify its solution. The company is continuing to see growth in its core poker business and the outlook for its entry into new verticals and geographies is strong. We look forward to updating this outlook in our third quarter financial results, the first quarter for which Rational will report under Amaya.

“Regarding Amaya’s B2B business, the company established and expanded upon a number of new relationships during the year to date,” Mr. Baazov concluded. “Cadillac Jack continues to execute on its expansion into Class III gaming in the United States and has developed a number of online facsimiles of its popular land-based game titles. Diamond Game is preparing for the third quarter launch of its instant ticket vending machines in veterans halls in Maryland. Within our B2B online gaming business, due to the development and launch of new proprietary and third-party games and the integration of our Casino Gaming System into new online casinos, we expect an increase in our online casino revenues in the back half of 2014.”

FINANCIAL RESULTS

Revenue for the three month period ended June 30, 2014 was $42.45 million compared to $37.25 million for the three month period ended June 30, 2013, representing an increase of 14%. This was driven by an increase in gaming machines sold outright and consolidating revenue from Diamond Game Enterprises, which was acquired in February, 2014. Revenue for the six month period ended June 30, 2014 was $83.65 million compared to $75.31 million for the six month period ended June 30, 2013, representing an increase of 11%. This was driven by an increase in gaming machines sold outright and consolidating revenue from Diamond Game Enterprises (“Diamond Game”), which was acquired in February, 2014.

Total expenses, comprised of cost of goods sold, selling, general and administrative, and financial expenses as well as acquisition-related costs, were $61.59 million for the three month period ended June 30, 2014, compared to $45.16 million for the three month period ended June 30, 2013, an increase of 36%. The percentage increase was driven by non-recurring acquisition related costs related primarily to the acquisition of Rational Group; higher cost of products expense reflecting the increased sales of gaming machines in Q1 2014 vs Q1 2013; increased general and administrative expense driven by increased salaries and maintenance and repairs expenses due to the addition of Diamond Game, as well as higher depreciation and amortization expenses; and increased interest and bank charges. Total expenses were $111.18 million for the six month period ended June 30, 2014, compared to $89.90 million for the six month period ended June 30, 2013, an increase of 24%. The percentage increase was driven by non-recurring acquisition related costs related primarily to the acquisition of Rational Group, Diamond Game and the Corporation’s sale of WagerLogic in February, 2014; higher cost of products expense reflecting the increased sales of gaming machines in 2014 vs 2013; and increased general and administrative expense driven by increased salaries and maintenance and repairs expenses due to the addition of Diamond Game, as well as higher depreciation and amortization expenses; and increased interest and bank charges.

Net loss in the second quarter of 2014 was $2.89 million, or $0.03 per basic share and diluted share. Net loss in Q2 2013 was $11.44 million, or $0.13 per basic and diluted common share. The improvement was driven by increased revenues and a deferred income tax recovery. Net income in the first half of 2014 was $36.75 million, or $0.39 per basic and $0.37 per diluted share. Net loss in the first half of 2013 was $18.88 million, or $0.22 per basic and diluted common share. Net income in the first half of 2014 was driven by the sale of WagerLogic.

Adjusted EBITDA Reconciliation $	Q2 2014	Q2 2013	H1 2014	H1 2013
Net Income	(2,894,980)	(11,441,570)	36,748,631	(18,882,411)
Financial expenses	8,890,436	7,782,676	9,951,462	13,994,735
Current income taxes	2,834,130	3,032,259	6,937,732	3,722,173
Deferred income taxes	(13,596,178)	500,717	(15,775,285)	565,219
Depreciation of property and equipment	3,863,671	3,120,115	7,530,014	6,515,125
Amortization of deferred development costs	745,955	287,806	1,456,128	419,288
Amortization of intangible assets	5,623,439	4,317,904	11,026,157	8,443,155

Stock-based compensation	781,135	493,778	1,534,698	925,400

EBITDA	6,247,608	8,093,685	59,409,537	15,702,684
Termination of employment agreements	269,525	402,918	1,347,143	1,850,747
Termination of agency agreements	—	—	—	100,834
Loss (gain) on sale of investments	319,708	—	(49,053,516)	—
(Gain) on marketable securities	(5,800,078)	—	(6,385,156)	—
Office shut down costs	1,303,642	982,643	2,906,653	3,192,004
Acquisition-related costs	6,150,084	22,465	9,803,673	331,944
Net Adjusted EBITDA loss from assets & liabilities classified as held for sale	5,597,881	2,888,134	10,801,007	3,911,266

Other one-time costs	249,269	1,838,177	937,579	2,635,052

Adjusted EBITDA	14,337,641	14,228,019	29,766,921	27,724,528

Adjusted Net Income Reconciliation $	Q2 2014	Q2 2013	H1 2014	H1 2013
Net Income	(2,894,980)	(11,441,570)	36,748,631	(18,882,411)
Other one-time costs	249,269	1,838,177	937,579	2,635,052
Termination of employment agreements	269,525	402,918	1,347,143	1,850,747
Termination of agency agreements	—	—	—	100,834
(Gain) on marketable securities	(5,800,078)	—	(6,385,156)	—
Office shut down costs	1,303,642	982,643	2,906,653	3,192,004
Acquisition-related costs	6,150,084	22,465	9,803,673	331,944
Foreign exchange	536,991	3,281,517	(3,283,692)	3,764,908
Loss (gain) on sale of investments	319,708	—	(49,053,516)	—
Net adjusted loss of assets & liabilities classified as held for sale	6,500,793	3,857,792	12,502,234	6,006,139
Amortization of purchase price allocation Intangibles	4,057,154	3,500,840	7,858,935	6,939,151
Interest accretion	1,006,802	788,817	1,449,902	2,911,424

Stock-based compensation	781,135	493,778	1,534,698	925,400

Adjusted net income	12,480,045	3,727,377	16,367,084	9,775,192

2014 FULL YEAR FINANCIAL GUIDANCE

Due to the Corporation’s acquisition of Rational Group, whose results will be consolidated under Amaya’s as of August 1, 2014, Amaya has updated its 2014 full year financial targets, originally identified May 15, 2014:

•	Revenue of $669 to $715 million, compared to originally identified target range of $193 to $203 million

•	Adjusted EBITDA of $265 to $285 million, compared to originally identified target range of $77 to $86 million

The updated targets reflect the following:

•	Consolidating five months of results from the Rational Group

•	Elimination upon consolidation of the contribution that was originally included in Amaya’s May guidance from the integration of its online casino games onto Rational Group’s Full Tilt casino offering, as Rational Group is now a wholly owned subsidiary of Amaya

FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The financial statements, notes to financial statements and Management’s Discussion and Analysis for the three and six month periods ended June 30, 2014, will be available on the SEDAR website at www.sedar.com.

CONFERENCE CALL

Amaya will host a conference call on Friday, August 15, 2014 at 9:00 a.m. ET to discuss its financial results for the second quarter ended June 30, 2014. David Baazov, CEO of Amaya, will chair the call. To participate in the call, please dial 647-427-7450 or 1-888-231-8191 ten minutes prior to the scheduled start of the call. A replay of the conference call will be available until August 22, 2014 by calling 1-416-849-0833 or 1-855-859-2056, reference number 87581837. The conference call will be webcast live at www.newswire.ca/en/webcast/detail/1396646/1550214.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. In August, 2014, Amaya completed the acquisition of the Rational Group, which owns and operates gaming and related businesses and brands including PokerStars, Full Tilt Poker, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating the two largest online poker sites, Rational Group is also the largest producer of live poker events around the world.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF c7233

For further information:

For investor or media inquiries, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 19:42e 14-AUG-14